Exhibit 21

LIST OF SUBSIDIARIES

1.	Forlink Technologies Co., Ltd. was established in the Peoples' Republic of China ("PRC") as a limited liability company, and is a wholly owned subsidiary of the Company.

2.	Forlink Technologies (Hong Kong) Limited ("FTHK") was incorporated in Hong Kong Special Administrative Region as a limited liability company, and is a wholly owned subsidiary of the Company.

3.	Beijing Forlink Hua Xin Technology Co. Ltd. ("BFHX") was established in the PRC as a limited liability company, and is a wholly owned subsidiary of the Company.

4.	Forlink Technologies (Chengdu) Ltd. (“FTCD”) was established in the PRC as a limited liability company, and is a wholly owned subsidiary of FTHK.

5.	Forlink Technologies (Guangxi) Ltd. (“FTGX”) was established in the PRC as a limited liability company, and is a wholly owned subsidiary of BFHX.

6.	Nanning Bulk Commodities Exchange Corporation Ltd. was established in the PRC as a limited liability company, and is 80% owned by FTGX.